

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 14, 2017

<u>Via E-mail</u>
Dani Reiss
President and Chief Executive Officer
Canada Goose Holdings Inc.
250 Bowie Avenue
Toronto, Ontario, Canada, M6E 4Y2

> **Re: Canada Goose Holdings Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 7, 2017**
> **CIK No. 0001690511**

Dear Mr. Reiss:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2017 letter.

<u>General</u>

1.   Please tell us what consideration was given to providing pro forma financial information for the following:

- Those items in your recapitalization that have a continuing impact on your operations. Refer to Article 11 of Regulation S-X.

- The earnings per share impact of the repayment of your outstanding indebtedness with a portion of the offering proceeds. Refer to SAB Topic 3.A.

Summary Historical Consolidated Financial and Other Data, page 11

2.   We acknowledge your response to prior comment 1. We believe that the adjustment for the interest expense on Bain Capital subordinated debt in your non-GAAP adjusted net income measure is not appropriate. Please remove it from this measure.

Business, page 65

3.   We note from your response from comment 5 that you are listing retailers based on their prominence. It remains unclear whether this presents a representative cross section of your retailers. If you elect to disclose certain retailers please revise your disclosure to ensure such disclosure is representative and provide us with the information requested in our prior comment to support such claims.

Notes to Consolidated Financial Statements
Note 8. Earnings per share, page F-26

4.   We note from page F-34 that Class A and B senior preferred shares were entitled to non-cumulative dividends. Please clarify your agreements with these preferred shareholders with respect to the dividend rights. To the extent these preferred shareholders may participate in dividends with common shareholders, tell us how these preferred shares were considered in your calculation of earnings per share. In addition, clarify, and revise where applicable, whether Class D preferred shares were convertible to common shares when issued and their dividend rights.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)
Note 13. Share-based payments, page F-68

5.   We note from your disclosure on page F-69 that all of the outstanding options were amended to become options to acquire Class A common share of the Company in connection with the Recapitalization on December 2, 2016. Please provide us with an analysis showing how the prior options quantity and price were adjusted and tell us how you accounted for their modification.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

               Sincerely,

               /s/ David Link for

               John Reynolds
               Assistant Director
               Office of Beverages,
               Apparel and Mining

cc: Thomas Holden, Esq.
       Ropes & Gray LLP